

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 8, 2008

Room 7010

David A. Martin
Principal Financial Officer and Principal Accounting Officer
Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

>**Re:** **Insituform Technologies, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2007**
>**File No. 000-10786**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Considering the significant changes during 2007 in your operating results, we would expect MD&A to discuss in detail the factors that contributed to the decreases in revenue, gross profit and operating income and the impact these factors may have on short term and long term operating results, liquidity and operating trends. Please address the following:
   - We note that you announced plans in March 2007 to exit your tunneling business in an effort to better align your operations with your long term

strategic initiatives. Please tell us and disclose, in future filings, the nature of your long term initiatives and how exiting your tunneling business and your current operations are meeting these goals and initiatives.

- MD&A briefly states that net income from continuing operations was lower in 2007 due to weaknesses in the US sewer rehab market and that there were several regions that had experienced project performance issues. Please tell us and disclose, in future filings, the details as to why the rehab market experienced decreases, what particular markets were impacted and the nature of the project performance issues.

- The Rehabilitation segment operations decreased from weak market conditions in the US, however, you disclose that the Tite liner operations were stronger in the US. Please revise further filings to explain, in MD&A, why there would be weak market conditions in the US for the Rehab segment but not the Tite Liner segment. Additionally, the Tite Liner segment experienced weak market conditions in Canada and S. America, however these markets performed strong in the rehab segment. Please revise future filings, to explain the any inconsistencies or anomalies between segments and markets.

- We note that gross profit was impacted by competitive pricing pressure "particularly in the first quarter" which we also see in your quarterly financial information footnote. Please tell us and disclose, in future filings why the first quarter was particularly impacted by pricing pressure.

- Tell us and disclose the reasons why DSOs have increased over the years. Your current disclosure only discloses the fact that there was an increase but has not given any explanation as to why.

- You disclose in your critical accounting policy on page 28 that the North American Rehab unit and European Rehab unit have approx. $121M of Goodwill associated with them in total. The Rehab operating segment has experienced declines in revenue and operating income during 2007, however we note that your goodwill impairment test resulted in no impairment for 2007. Please revise disclosure, in future filings, to discuss the assumptions used in your impairment test, the impact your 2007 operating results had on your test and how you determined that these assets will continue to be recoverable considered the continued, weakened market conditions.

- With regard to your $7.6 million claim receivable recorded in 2007 that you discuss in Note 12, please tell us where you have recorded this claim and the impact recording the receivable had on operations and liquidity during the periods presented.

Liquidity and Capital Resources

2. In future filings, please provide a more detailed discussion under the above caption regarding the company's expenditures and its ability to fund operations for the next twelve months.   For example, we note that you regularly make capital expenditures to buy and replace equipment, and that in 2007 you

remodeled your corporate headquarters. To the extent that you anticipate material capital expenditures you should discuss them in this section. You should also discuss known or anticipated events or trends that may impact the various sources of liquidity that are available to you, and how changes in one area may increase or decrease the need for liquidity from other sources. For example, you state that your primary source of cash is operating activities. In 2007 your cash from operations declined significantly largely because of a decrease in net income. We note that you expect that your largest segment (rehabilitation) will continue to be flat to slightly down in 2008. This type of information, if likely to have a material impact on your liquidity, should be discussed in this context in MD&A.

Note 14. Segment and Geographic Information, page 57

3. We note your disclosure that you manage your business on the basis of two reportable segments.   We also note that in MD&A you discuss project performance issues in certain regions and refer to North American Rehabilitation, European Rehabilitation and Tite Liner. Please tell us how you considered the provisions of paragraphs 10 and 17 of SFAS 131 in identifying your operating segments and your reporting segments.

Executive Compensation

Annual Cash Incentive Compensation

4. Note 4 to the summary compensation table indicates that you paid bonus amounts in respect of the Management Annual Incentive Plan for fiscal 2006 in 2007, but not with respect to the plan for 2007 due to your results for 2007. Please tell us supplementally, with a view toward disclosure in future filings, when awards under the annual incentive plan for any particular fiscal year are to be paid. To the extent that awards paid in the most recent year are derived from plans from an earlier year, you should still explain how the amounts of the awards paid in the most recent year were determined. We note that awards under the long term plan are prorated over three years.

Because achievement of the net income target and unit operating targets appears to be material your decisions about the payment of incentive compensation and equity-based incentive awards, these targets should be disclosed. This also applies to the financial and other pre-established performance criteria under the 2006 Executive Performance Plan. Confirm that you will disclose this information in future filings. Alternatively, if you believe that disclosure of this information would cause competitive harm, please provide us with your analysis, applying the standards used in requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. We may have additional comments upon review of your response.

Please discuss, with a view toward disclosure in future filings, the individual performance component that is in addition to the company financial performance target. We note that this component was added after no bonuses were paid under the 2007 plan because of your 2007 operating results. Clarify whether that satisfaction of the individual performance objectives will enable the executives to earn annual incentive compensation even if the company financial performance targets and/or unit operating targets are not met. Please also confirm that you will disclose the individual performance components applicable to each of the named executive officers.

In future filings, please avoid using terms like "binomial valuation" that may not be commonly understood to explain how you determine executive compensation.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Errol Sanderson, Financial Analyst at (202) 551- 3746 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Branch Chief